GMV Wireless, Inc.
16133 Ventura Boulevard – Suite 215
Encino, CA 91436

November 3, 2009

Securities and Exchange Commission
Washington, DC 20549

Re:	Amendment No. 3 to Registration Statement on Form S-1
Filed July 2, 2009
File Number 333-158184

Ladies and Gentlemen:

We refer to your letter, dated September 1, 2009 regarding Moore and Associates Chartered (“Moore”), our former independent auditor.

On October 8, 2009, we filed a current report on Form 8-K reflecting that we have dismissed Moore and engaged a new independent auditor.  We have also determined that we will not include Moore’s report on our year ended December 31, 2008 in any Report or Registration Statement filed with the Securities and Exchange Commission (the “Commission”), but will include a new report from our new independent auditors who shall perform all work related to their report on that period.   We have determined that we will not file a post effective amendment to thte above referenced registration statement.

We further acknowledge:

1.	We are responsible for the for the adequacy and accuracy of the disclosures in all of our filings with the Commission including the above referenced filing.
2.
Commission staff comments or changes to disclosures in response to Commission Staff comments do not foreclose the Commission from taking any action with respect to any filing we make with the Commission including the above referenced filing.

3.	We may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
GMV Wireless, Inc.
s/s Don Calabria
Don Calabria, President